

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 4, 2008

James D. McDonough, Esq.
Vice President, General Counsel
 and Secretary
Sun-Times Media Group, Inc.
350 North Orleans, 10-S
Chicago, Illinois 60654

Re: Sun-Times Media Group Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on November 26, 2008
Additional Soliciting Materials filed pursuant to Rule 14a-12
Filed on November 28, 2008
File No. 001-14164

Dear Mr. McDonough:

 We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

 In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement listed above, unless otherwise indicated.

 Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Face Page of the Schedule 14A Filed November 26, 2008

1.   We note that you have created a box on the front cover page identifying this filing as a preliminary consent revocation statement. Please note that the definition of proxy in Rule 14a-1(f) includes consents which may take the form of failure to object or to dissent. Revise the front cover page to conform to that of form Schedule 14A. See Rule 14a-6(m) in Schedule 14A.

Questions And Answers About This Consent Revocation Statement, page 3

2.   Please advise us, with a view towards disclosure, whether the reference to the Board of Directors in the first question of this section includes Mr. Poile, given disclosure on page 7 that he voted against the Board's authorization of the filing of this proxy statement.

Solicitation of Consent Revocations, page 10

3.   We note that in addition to solicitation by mail, directors and officers of the Company may, without additional compensation, solicit revocations by "mail, e-mail, facsimile, in person or by telephone or other forms of telecommunication." If such other forms include the Internet, please tell us whether the Company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize. If applicable, please confirm that the Company will not include a form of proxy card on any internet web site until it has filed a definitive proxy statement.

4.   Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile):   Steven J. Williams
                        Paul, Weiss, Rifkind, Wharton & Garrison LLP
                        (F) (212) 492-0257